SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1) *


                            RESOURCE AMERICA, INC.
                               (Name of Issuer)


                     CLASS A COMMON STOCK, $.01 PAR VALUE
                        (Title of Class of Securities)


                                   761195205
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 761195205                   13G             Page 2 of 11 Pages


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Physicians Insurance Company of Ohio


2.    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                  (a)  X

                                                                  (b)
3.    SEC USE ONLY



4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.    SOLE VOTING POWER
            350,702 shares

6.    SHARED VOTING POWER
            None

7.    SOLE DISPOSITIVE POWER
            350,702 shares

8.    SHARED DISPOSITIVE POWER
            None

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            350,702 shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
            Not Applicable

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            34.5%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              IC

CUSIP NO. 761195205                   13G             Page 3 of 11 Pages


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            American Physicians Life Insurance Company


2.    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                  (a)  X

                                                                  (b)
3.    SEC USE ONLY



4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.    SOLE VOTING POWER
            702 shares

6.    SHARED VOTING POWER
            None

7.    SOLE DISPOSITIVE POWER
            702 shares

8.    SHARED DISPOSITIVE POWER
            None

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            702 shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            0.06%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IC

CUSIP NO. 761195205                   13G             Page 4 of 11 Pages


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Physicians Investment Company


2.    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                  (a)  X

                                                                  (b)
3.    SEC USE ONLY



4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.    SOLE VOTING POWER
            702 shares

6.    SHARED VOTING POWER
            None

7.    SOLE DISPOSITIVE POWER
            702 shares

8.    SHARED DISPOSITIVE POWER
            None

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            702 shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            0.06%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            HC

ITEM 1(A).  NAME OF ISSUER.

            Resource America, Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

            1521 Locust Street
            Philadelphia, Pennsylvania 19102

ITEM 2(A).  NAME OF PERSON FILING.

      (i)     Physicians Insurance Company of Ohio ("Physicians")

      (ii) American Physicians Life Insurance Company ("APL") which is an indirect wholly-owned subsidiary of Physicians.

              Physicians and APL are insurance companies as defined in Section 3(a)(19) of the Securities Exchange Act of 1934 (the "Act").

      (iii) Physicians Investment Company ("PIC") which is a wholly-owned subsidiary of Physicians and the parent of APL. PIC was formed for the purpose of holding the shares of APL and conducts no other business.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
            RESIDENCE OF PERSON FILING.

            Physicians, APL and PIC:
              13515 Yarmouth Drive, N.W.
              Pickerington, Ohio 43147

ITEM 2(C).  CITIZENSHIP OF PERSON FILING.

            Ohio for each of Physicians, APL and PIC

ITEM 2(D).  TITLE OF CLASS OF SECURITIES.

            Class A Common Stock, $.01 par value

ITEM 2(E).  CUSIP NUMBER.

            761195205

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

      (a)   [ ]   Broker or Dealer registered under Section 15 of the Act

      (b)   [ ]   Bank as defined in Section 3(a)(6) of the Act

      (c)   [X]   Insurance  Company as defined in Section 3(a)(19) of the Act
                  -- for each of Physicians and APL


      (d)   [ ]   Investment   Company  registered  under  Section  8  of  the
                  Investment Company Act

      (e)   [ ]   Investment  Adviser  registered  under  Section 203  of  the
                  Investment Advisers Act of 1940

      (f)   [ ]   Employee Benefit Plan, Pension Fund which is subject  to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(l)(ii)(F)

      (g)   [X]   Parent    Holding     Company,     in    accordance     with
                  ss.240.13d-1(b)(ii)(G) -- for PIC

      (h)   [X]   Group,  in accordance  with  ss.240.13d-1(b)(1)(ii)(H)  -- for
                  Physicians, APL and PIC together

ITEM 4.  OWNERSHIP.

      (a)   Amount Beneficially Owned:

            Physicians:    350,702 shares of Class A Common Stock (1)(2)
            APL:               702 shares of Class A Common Stock
            PIC:               702 shares of Class A Common Stock (1)

      (b)   Percent of Class:

            Physicians:        34.5% (3)
            APL:               0.06% (4)
            PIC:               0.06% (4)

      (c)   Number of shares as to which person filing has:

            (i)   Sole power to vote or to direct the vote:

            Physicians:    350,702 shares of Class A Common Stock (1)(2)
            APL:               702 shares of Class A Common Stock
            PIC:               702 shares of Class A Common Stock (1)

            (ii)  Shared power to vote or to direct the vote:

            Physicians:       0 shares
            APL:              0 shares
            PIC:              0 shares

            (iii) Sole power to dispose or to direct the disposition of:

            Physicians:    350,702 shares of Class A Common Stock (1)(2)
            APL:               702 shares of Class A Common Stock
            PIC:               702 shares of Class A Common Stock (1)

            (iv)  Shared power to dispose or to direct the disposition of:

            Physicians:       0 shares
            APL:              0 shares
            PIC:              0 shares

            ---------------------

            (1) Includes 702 shares of Class A Common Stock owned of record and beneficially by APL.

            (2) Includes warrants to purchase 350,000 shares of Class B Common Stock, $.01 par value, held by Physicians which are immediately exercisable. Each share of Class B Common Stock automatically merges with the Class A Common Stock upon the occurrence of certain events specified in the Certificate of Incorporation, as amended, of Resource America, Inc. None of such events has occurred as of the date of this Amendment No. 1 to Schedule 13G.

            (3) The percent of class is based upon the sum of 665,202 shares of Class A Common Stock outstanding as of December 31, 1995 and the number of shares of Class A Common Stock as to which Physicians has the right to acquire beneficial ownership upon the exercise of warrants to purchase Class B Common Stock exercisable within 60 days of December 31, 1995 and the subsequent merger of such shares with the outstanding shares of Class A Common Stock.

            (4) The percent of class is based upon 665,202 shares of Class A Common Stock outstanding as of December 31, 1995.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following: [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            APL has the right to receive dividends from, and the proceeds from the sale of, the 702 shares of Class A Common Stock of Resource America, Inc. reported herein as owned of record and beneficially by APL and beneficially by each of Physicians and PIC.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
         WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            See Item 2(a) above.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
      GROUP.

            Please see Exhibit 1.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

            Not Applicable.

ITEM 10.  CERTIFICATION.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  As of December 31, 1995        PHYSICIANS INSURANCE COMPANY OF OHIO



                                       By:  /S/  JAMES F. MOSIER
                                          James F. Mosier, General Counsel
                                          and Secretary


Dated:  As of December 31, 1995        AMERICAN PHYSICIANS LIFE INSURANCE
                                       COMPANY



                                       By:  /S/  JAMES F. MOSIER
                                          James F. Mosier, General Counsel
                                          and Secretary


Dated:  As of December 31, 1995        PHYSICIANS INVESTMENT COMPANY



                                       By:  /S/  JAMES F. MOSIER
                                          James F. Mosier, Secretary

                                                                     EXHIBIT 1



                               MEMBERS OF GROUP


NAME OF CORPORATION                                   CLASSIFICATION
------------------------------------------------------------------------------
Physicians Insurance Company of Ohio                  Insurance Company

American Physicians Life Insurance Company            Insurance Company

Physicians Investment Company                         Parent Holding Company



For a copy of the Joint Filing Agreement, please see Exhibit 2.

                                                                     EXHIBIT 2


                            JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the persons named below hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including any amendments thereto) with respect to the shares of Class A Common Stock of Resource America, Inc. beneficially owned by each of them and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings.

     IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 12th day of February, 1996.


                                    PHYSICIANS INSURANCE COMPANY OF OHIO



                                    By:  /S/  JAMES F. MOSIER
                                       James F. Mosier, General Counsel
                                       and Secretary



                                    AMERICAN PHYSICIANS LIFE INSURANCE
                                    COMPANY



                                    By:  /S/  JAMES F. MOSIER
                                       James F. Mosier, General Counsel
                                       and Secretary



                                    PHYSICIANS INVESTMENT COMPANY



                                    By:  /S/  JAMES F. MOSIER
                                       James F. Mosier, Secretary